Exhibit 21.1

Subsidiaries of Amylin Pharmaceuticals, Inc.

All of the following subsidiaries are 100% owned by Amylin Pharmaceuticals, Inc.

Name	State or Country of Incorporation or Organization

Amylin Investments LLC	Delaware

Amylin Ohio LLC	Delaware